SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3 – Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

UROVANT SCIENCES LTD.

(Name of the Issuer)

UROVANT SCIENCES LTD.

TITAN LTD.

SUMITOVANT BIOPHARMA LTD.

SUMITOMO DAINIPPON PHARMA CO., LTD.

(Names of Person(s) Filing Statement)

Common Shares, $0.000037453 Par Value Per Share

(Title of Class of Securities)

G9381B108

(CUSIP Number of Class of Securities)

Tsutomu Nakagawa Senior Director, Global Corporate Strategy Sumitomo Dainippon Pharma Co., Ltd. 6-8, Doshomachi 2—chome, Chuo-ku, Osaka 541-0045, Japan +81.3.5159.3300	Bryan Smith Urovant Sciences Ltd. 5281 California Ave., Suite #100 Irvine, CA 92671 +1.949.652.6852

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Jonn R. Beeson Jones Day 3161 Michelson Drive Suite 800 Irvine, California 92612-4408 +1.949.553.7528	Mark D. Peterson O’Melveny & Myers LLP 610 Newport Center Drive, 17th Floor Newport Beach, California 92660 +1.949.823.6971

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$216,694,015.15	$23,641.32

*

Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 11,452,949 common shares of Urovant Sciences Ltd. (“Common Shares”) and $16.25, which is the per share merger consideration payable as described in this Schedule 13E-3, (b) the product of (i) 3,005,789 Common Shares issuable upon exercise of options and warrants to purchase Common Shares and (ii) the difference between the per share merger consideration and the weighted average exercise price of such options and warrants of $8.07, and (c) the product of (i) 845,732 Common Shares underlying issued and outstanding stock appreciation rights and (ii) the difference between the per share merger consideration and the strike price of such stock appreciation rights of $9.16, in each case as of December 22, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,641.32	Filing Party: Urovant Sciences Ltd.

Form or Registration No.: Schedule 14A	Date Filed: December 29, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 3 (“Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), on December 29, 2020, as amended by that Amendment No. 1 to Schedule 13E-3, filed on February 9, 2021, and by that Amendment No. 2 to Schedule 13E-3, filed on February 19, 2021 (collectively, the “Schedule 13E-3”), by: (i) Urovant Sciences Ltd., a Bermuda exempted company (the “Company”); (ii) Sumitovant Biopharma Ltd., a Bermuda exempted company limited by shares (“Parent”); (iii) Sumitomo Dainippon Pharma Co., Ltd., a company organized under the laws of Japan (“Sumitomo Dainippon”); and (iv) Titan Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”) (collectively, the “Filing Persons”).

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 12, 2020 (as it may be amended from time to time, the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among Parent, Merger Sub, the Company and, solely with respect to Section 9.13 of the Merger Agreement, Sumitomo Dainippon. Pursuant to the Merger Agreement, on March 29, 2021, Merger Sub merged with and into the Company, with the Company continuing as the surviving entity in the merger (the “Merger”).

Except as otherwise set forth herein, the information set forth in the Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amendment. This Final Amendment is being filed pursuant to Rule 13e- 3(d)(3) to report the results of the transactions that are the subject of this Transaction Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information

(c) Other Material Information. The information set forth in the Schedule 13E-3 in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On March 23, 2021, at the Special Meeting of the Shareholders of the Company, the Company’s shareholders voted upon a proposal to approve and adopt the Merger Agreement and a related statutory merger agreement, and the transaction contemplated by the Merger Agreement and the statutory merger agreement, including the Merger (the “Merger Proposal”). The Company’s shareholders approved the Merger Proposal, with 89.75% of the Company’s outstanding shares voting, with 89.63% of the Company’s outstanding shares voting in favor of the Merger and Merger Agreement, 0.11% voting against the Merger and the Merger Agreement and 0.01% abstaining. In addition, at least a majority of the Common Shares held by the Company’s shareholders other than Parent or its affiliates (the “Public Shareholders”) voted in favor of the approval of the Merger Proposal, with 65.28% of the Company’s outstanding shares held by Public Shareholders voting in favor of the Merger Proposal, 0.38% voting against the Merger Proposal and 0.04% abstaining.

On March 27, 2021, a Certificate of Merger was issued by the Registrar of Companies in Bermuda, pursuant to which the Merger became effective on March 29, 2021. At the effective time of the Merger, each holder of Common Shares that were issued and outstanding at the effective time of the Merger (other than Common Shares held by (i) holders who are entitled to and properly demand appraisal of their Common Shares pursuant to the Companies Act of 1981 of Bermuda, as amended, (ii) Parent, or (iii) the Company (or its wholly-owned subsidiaries)) became entitled to receive $16.25, in cash, without interest and less any required withholding taxes, for each Common Share held.

In connection with the Merger, the number of the Company’s shareholders was reduced to below 300, and the Company ceased to be a publicly traded company. As a result, the Company requested that Nasdaq Stock Market LLC file a Form 25 with the SEC to delist the Common Shares from the Nasdaq Global Select Market, effective March 29, 2021. Further, the registration of the Common Shares under the Exchange Act will be terminated and the Company’s reporting obligations under the Exchange Act will be suspended. After the Form 25 becomes effective, the Company plans to file a Form 15 with the SEC to terminate the registration of its common stock and suspend its reporting obligations with the SEC.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 29, 2021

SUMITOVANT BIOPHARMA LTD.

By:	/s/ Marianne L. Romeo
Name:	Marianne L. Romeo
Title:	Head, Global Transactions & Risk Management

Signature Page to Schedule 13E-3 Amendment No. 3

TITAN LTD.

By:	/s/ Marianne L. Romeo
Name:	Marianne L. Romeo
Title:	Head, Global Transactions & Risk Management

Signature Page to Schedule 13E-3 Amendment No. 3

UROVANT SCIENCES LTD.

By:	/s/ James Robinson
Name:	James Robinson
Title:	Principal Executive Officer

SUMITOMO DAINIPPON PHARMA CO., LTD.

By:	/s/ Hiroshi Nomura
Name:	Hiroshi Nomura
Title:	Representative Director, President and CEO